June 6, 2019

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AS Capital, Inc. Amendment No. 2 to Registration Statement on Form 10-12(g) Filed on April 1, 2019 File No. 000-55999

To Whom it May Concern:

The following is response to the comment letter received on April 16th, 2019.

Business Development, page 1

1. We your response to prior comment 1 but do not see revised disclosure. Please revise this section to identify the dates when you previously had an Exchange Act reporting obligation. Also, revise to clarify the history and status of your investment in Amalphis Group. With regard to your disclosure that you had no business activity from November 2010 until August 9, 2018, please tell us what happened to the $48.8 million in investments that you reported as of June 30, 2010.

The Company had Exchange Act disclosure requirements from January 11, 2008 to November 10, 2010. The $48.8 million would have none of it left (after being depreciated on either a 3 or 5 year basis).

2. We note your response to prior comment 2 but do not see revised disclosure. Please revise to disclose when XTC acquired its ownership position. Disclose any material terms governing the court's awarding of custodianship to XTC and provide us a copy of the shareholder action and the court order. Also, revise your disclosure on page 16 to quantify the size of your limited stockholder base.

Dates added.

Division of Corporation Finance

Office of Healthcare & Insurance

Form of Acquisition, page 5

3. We note your response to prior comment 3 but do not see revised disclosure. Please revise to disclose, if true, that XTC has provided you funds in exchange for common stock. Disclose the terms of this sale and amend your disclosures in Items 2, 4, 7 and 10, as applicable. Also file a written description of the oral agreement as an exhibit to the registration statement. In this regard, we refer you to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04.

Disclosure of funds for common stock added including disclosure that funds will be added in exchange for stock a a price reasonable at such time.

There are issues impacting liquidity of our securities, page 10

4. We note your response to prior comment 4 but do not see revised disclosure. Given your current status as a blank check company and the disclosure on page 20 concerning your plan to conduct a private offering prior to a business combination, please revise your risk factor disclosure on page 11, or elsewhere as applicable, to: (i) discuss the applicability of Rule 419 to resale offerings by blank check companies and (ii) explain, if true, that you have no plans to file a resale registration statement while you are a blank check company.

Discussion added.

Directors and Executive Officers, page 14

5. Please revise your disclosure concerning Mr. Lotito to include the information contained in your response to prior comment 5.

Information added.

Security Ownership and Certain Beneficial Owners and Management, page 14

6. We note your response to prior comment 6 but do not see revised disclosure. Please provide beneficial ownership disclosure for your common stock. Refer to Item 403 of Regulation S-K.

Beneficial ownership added.

Sincerely,

/s/ Chris Lotito

Chris Lotito, CEO

cc:	Ibolya Ignat Mary Mast Jeffrey Gabor Joe McCann